SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2008

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Reports Second Quarter 2008 Results dated July 31, 2008.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Reports Second Quarter 2008 Results

Thursday July 31, 8:00 am ET

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News) today reported that revenues for the second quarter of 2008 were $20.8 million compared with $24.7 million reported in the second quarter of 2007.

The Company incurred an operating loss of $4.3 million for the second quarter of 2008 compared with operating income of $1.7 million in the second quarter of 2007. Excluding the effects of stock-based compensation expense related to the adoption of FAS123R in both periods, the non-GAAP operating loss was $3.0 million in the second quarter of 2008 compared with operating income of $3.1 million in second quarter of 2007.

The net loss for the second quarter of 2008 was $3.9 million, or $0.19 per diluted share, compared with net income of $3.6 million, or $0.16 per diluted share, in the second quarter of 2007. Excluding the effect of stock-based compensation expense (which amounted to $1.3 million or $0.06 per diluted share in the second quarters of both 2008 and 2007) and an other than temporary impairment of available-for-sale marketable securities (which amounted to $0.4 million or $0.03 per diluted share in the second quarter of 2008), the non-GAAP net loss for the second quarter of 2008 was $2.2 million, or $0.10 per diluted share, compared with non-GAAP net income of $5.0 million, or $0.22 per diluted share, in the second quarter of 2007.

The Company had forecasted that revenues for the second quarter of 2008 would approximate $20.5 million and that the net loss would be approximately $3.6 million, or $0.17 per diluted share, including stock-based compensation expense of $1.3 million, or $0.06 per diluted share, related to the adoption of FAS123R. Excluding this item, the non-GAAP loss for the second quarter of 2008 was expected to approximate $2.3 million, or $0.11 per diluted share.

Business unit revenues for the second quarter of 2008 consisted of $15.5 million in Networking Business Unit (NBU) sales compared with $18.8 million in the second quarter of 2007, and $5.3 million in Technology Business Unit (TBU) sales compared with $5.9 million in the second quarter of 2007. The Company had forecasted NBU revenues of $15.0 million and TBU revenues of $5.5 million for the second quarter of 2008.

For the first six months of 2008, revenues were $40.5 million, the operating loss was $8.4 million and the net loss was $6.9 million, or $0.33 per diluted share. This compares with revenues of $48.6 million, operating income of $3.3 million, and net income of $6.9 million, or $0.30 per diluted share, in the first six months of 2007. Excluding the effect of stock-based compensation expense (which amounted to $2.6 million or $0.12 per diluted in the first six months of 2008 and $2.7 million or $0.11 per diluted in the first six months of
2007) and an other than temporary impairment of available-for-sale marketable securities (which amounted to $0.4 million or $0.02 per diluted share in the first six months of 2008), the non-GAAP operating loss for the first six months of 2008 was $5.8 million and the net loss was $3.9 million, or $0.19 per diluted share, compared with non-GAAP operating income of $6.0 million and net income of $9.6 million, or $0.41 per diluted share, for the first six months of 2007.

The Company ended the second quarter of 2008 with approximately $123.5 million in cash and liquid investments, equivalent to $5.98 per basic share, a decrease of $4.1 million from March 31, 2008. The decrease reflects the use of $2.9 million for the repurchase of 408,199 Company shares, $0.9 million of capital expenditures and a decrease of $0.3 million in cash flow used in operating activities, which includes a current estimate of an other than temporary decline in Auction Rate Securities held for investment in the amount of $0.2 million.

Boaz Raviv, Chief Executive Officer, commented: "In the second quarter of 2008, we continued to execute our intensive plan to reassert our technology leadership and deepen our partner and reseller relationships. Our plan has required heightened investment in OPEX spending, which was in line with our forecast in the second quarter, as were our overall results.

"A major outcome of our R&D investment was the introduction in June of Version
5.6 of our SCOPIA platform that has important advances including high definition videoconferencing to the desktop through our SCOPIA Desktop browser-based plug in, and adds recording, playback and content management to SCOPIA's streaming capabilities. The market response has been very positive. This week, we announced the general availability of Version 3.0 of our SCOPIA Interactive Video Platform, with enhanced scalability, port density and performance as well as a PC web-embedded video add-on and pre-installed software and applications for "solution in a box" deployment.

"Our past investment in technology and partner support benefited our second quarter revenues, leading to stronger than expected results for our NBU. This was mainly due to higher than forecasted sales to our channel partner Cisco, which included demo equipment for a new product that we had in development for them. U.S. Federal sales also were higher than expected in the second quarter and our sales through LifeSize showed very strong sequential growth. These positive contributors more than offset a temporary fall-off in revenues from a partner in Europe and a quiet quarter in APAC, although sales in China, Korea and Southeast Asia did well.

"Our second quarter TBU revenues benefited from strong year over year growth in our ProLab Testing Suite and SIP, but were slightly lower than forecast due to slippage of a few deals into the third quarter. As part of our strategic plan, we are combining the technology leadership of our TBU with an expanded marketing focus and new business initiatives. These include the introduction of our first TBU product targeted to the Enterprise market, eVident, which enables enterprises and system integrators to test the quality of the videoconference experience and do advanced trouble shooting."

Mr. Raviv concluded: "We are focused on making continued progress in implementing our plan and expect to achieve further improvement in revenues in the Third Quarter. However, the pace of that improvement is not as fast as we had targeted. Although we have adjusted our OPEX budget in light of this, the devaluation of the dollar is inflating those costs substantially. We have decided to make the necessary expenditures to continue our progress and ultimately reach our goal. That may push our return to profitability into early 2009."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects to report revenues for the third quarter of 2008 of approximately $21.5 million and a net loss of approximately $3.6 million or $0.18 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.3 million or $0.07 per diluted share. Excluding this item, the non-GAAP net loss for the third quarter 2008 is expected to be $2.3 million or $0.11 per diluted share. That compares to revenues for the third quarter of 2007 of $20.7 million and net income of $0.2 million or $0.01 per diluted share, which included stock-based compensation expense of $1.4 million or $0.06 per diluted share related to the adoption of FAS123R. Excluding the effect of stock-based compensation expense, net income for the third quarter of 2007 was $1.6 million or $0.07 per diluted share. (Full details are available on the Company's web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude other than temporary impairment of available-for-sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

Second Quarter 2008 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its second quarter 2008 results and third quarter outlook, today, Thursday, July 31, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on August 7th. To access the replay, please dial 1-800-272-5957 (International dialers may call +1-402-220-9718).

The PowerPoint presentation highlighting key financial metrics as well as the third quarter 2008 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on July 31st and will be archived on the website until the end of the third quarter.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                                Three months ended                   Six months ended
                                                                     June 30,                            June 30,
                                                         ---------------------------------   ----------------------------------
                                                              2008              2007              2008               2007
                                                         ---------------   ---------------   ----------------   ---------------
                                                                                    Unaudited
                                                         ----------------------------------------------------------------------

Revenues                                                 $     20,845      $     24,694       $     40,452      $     48,559
Cost of revenues                                                4,628             4,833              8,825             9,707
                                                         ------------      ------------       ------------      ------------

Gross profit                                                   16,217            19,861             31,627            38,852
                                                         ------------      ------------       ------------      ------------

Operating costs and expenses:
  Research and development                                      9,233             7,650             17,373            15,315
  Marketing and selling                                         9,030             8,183             18,413            16,176
  General and administrative                                    2,253             2,292              4,252             4,050
                                                         ------------      ------------       ------------      ------------

Total operating costs and expenses                             20,516            18,125             40,038            35,541
                                                         ------------      ------------       ------------      ------------

Operating income (loss)                                        (4,299)            1,736             (8,411)            3,311
Financial income, net                                             412             1,806              1,456             3,527
                                                         ------------      ------------       ------------      ------------

Income (loss) before taxes on income                           (3,887)            3,542             (6,955)            6,838
Taxes benefit                                                      12                84                  9                58
                                                         ------------      ------------       ------------      ------------

Net income (loss)                                        $     (3,875)     $      3,626       $     (6,946)     $      6,896
                                                         ============      ============       ============      ============

Basic net earnings (loss) per Ordinary share             $      (0.19)     $       0.16       $      (0.33)     $       0.31
                                                         ============      ============       ============      ============

Weighted Average Number of Shares Outstanding
  During the Period - Basic                                20,637,359        22,255,258         20,880,041        22,282,586
                                                         ============      ============       ============      ============

Diluted net earnings (loss) per Ordinary share           $      (0.19)     $       0.16       $      (0.33)     $       0.30
                                                         ============      ============       ============      ============

Weighted Average Number of Shares Outstanding
  During the Period - Diluted                              20,637,359        22,945,898         20,880,041        23,040,875
                                                         ============      ============       ============      ============

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude other than temporary impairment of available-for-sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities and the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:


                                                                  Three months ended
                                                                     June 30, 2008
                                              ------------------------------------------------------------
                                                                      (Unaudited)
                                              ------------------------------------------------------------
                                                GAAP results           Non-GAAP             Non-GAAP
                                                                      adjustment
                                                                       share-based           results
                                                (as reported)         compensation          Pro Forma
                                              -------------------   ------------------   -----------------

Gross profit                                        $ 16,217            $     94             $ 16,311
Total operating costs and expenses                  $ 20,516            $ (1,173)            $ 19,343
Operating loss                                      $ (4,299)           $  1,267             $ (3,032)
Loss before taxes on income                         $ (3,887)           $  1,713             $ (2,174)
Net loss                                            $ (3,875)           $  1,713             $ (2,162)
                                                    ========            ========             ========
Basic net loss per Ordinary share                   $  (0.19)           $   0.09             $  (0.10)
                                                    ========            ========             ========
 Diluted net loss per Ordinary share                $  (0.19)           $   0.09             $  (0.10)
                                                    ========            ========             ========

                                                                   Three months ended
                                                                     June 30, 2007
                                              ------------------------------------------------------------
                                                                      (Unaudited)
                                              ------------------------------------------------------------
                                                 GAAP results           Non-GAAP             Non-GAAP
                                                                       adjustment
                                                                       share-based           results
                                                (as reported)         compensation          Pro Forma
                                              -------------------   ------------------   -----------------

Gross profit                                        $19,861              $    92               $19,953
Total operating costs and expenses                  $18,125              $(1,242)              $16,883
Operating income                                    $ 1,736              $ 1,334               $ 3,070
Income before taxes on income                       $ 3,542              $ 1,334               $ 4,876
Net income                                          $ 3,626              $ 1,334               $ 4,960
                                                    =======              =======               =======
Basic net earnings per Ordinary share               $  0.16              $  0.06               $  0.22
                                                    =======              =======               =======
Diluted net earnings per Ordinary share             $  0.16              $  0.06               $  0.22
                                                    =======              =======               =======

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data



                                                                   Six months ended
                                                                     June 30, 2008
                                              ------------------------------------------------------------
                                                                      (Unaudited)
                                              ------------------------------------------------------------
                                                GAAP results            Non-GAAP           Non-GAAP
                                                                      adjustment
                                                                      share-based           results
                                                (as reported)         compensation          Pro Forma
                                              -------------------   ------------------   -----------------

Gross profit                                        $ 31,627            $    195             $ 31,822
Total operating costs and expenses                  $ 40,038            $ (2,376)            $ 37,662
Operating loss                                      $ (8,411)           $  2,571             $ (5,840)
Loss before taxes on income                         $ (6,955)           $  3,017             $ (3,938)
Net loss                                            $ (6,946)           $  3,017             $ (3,929)
                                                    ========            ========             ========
Basic net loss per Ordinary share                   $  (0.33)           $   0.14             $  (0.19)
                                                    ========            ========             ========
Diluted net loss per Ordinary share                 $  (0.33)           $   0.14             $  (0.19)
                                                    ========            ========             ========





                                                                   Six months ended
                                                                     June 30, 2007
                                              ------------------------------------------------------------
                                                                       (Unaudited)
                                              ------------------------------------------------------------
                                                GAAP results            Non-GAAP           Non-GAAP
                                                                       adjustment
                                                                       share-based
                                                                    compensation and
                                                                         patent
                                                                       settlement            results
                                                (as reported)            reserve            Pro Forma
                                              -------------------   ------------------   -----------------

Gross profit                                        $38,852              $   188               $39,040
Total operating costs and expenses                  $35,541              $(2,476)              $33,065
Operating income                                    $ 3,311              $ 2,664               $ 5,975
Income before taxes on income                       $ 6,838              $ 2,664               $ 9,502
Net income                                          $ 6,896              $ 2,664               $ 9,560
                                                    =======              =======               =======
 Basic net earnings per Ordinary share              $  0.31              $  0.12               $  0.43
                                                    =======              =======               =======
Diluted net earnings per Ordinary share             $  0.30              $  0.11               $  0.41
                                                    =======              =======               =======


                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except per share data

                                                          June 30,         December 31,
                                                            2008               2007
                                                     ------------------  -----------------
                                                         Unaudited            Audited
                                                     ------------------  -----------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents *)                          $  22,460           $  45,370
  Short-term bank deposits *)                              40,847              42,242
  Short-term marketable securities *)                      11,603              28,037
  Trade receivables                                        15,627              15,011
  Other accounts receivable and prepaid expenses            7,447               8,464
  Inventories                                               1,088               1,691
                                                        ---------           ---------

Total current assets                                       99,072             140,815
                                                        ---------           ---------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Long-term bank deposits *)                                5,280                 -
  Long-term marketable securities *)                       43,274              15,093
  Long-term prepaid expenses                                1,448               1,618
  Severance pay fund                                        5,571               4,555
  Long-term deferred tax asset                              3,700               3,394
                                                        ---------           ---------

Total long-term investments and receivables                59,273              24,660
                                                        ---------           ---------

Property and equipment, net                                 5,738               5,237
                                                        ---------           ---------

Goodwill                                                    2,966               2,966
                                                        ---------           ---------

Other intangible assets, net                                  816               1,362
                                                        ---------           ---------

Total assets                                            $ 167,865           $ 175,040
                                                        =========           =========

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                        $   2,287           $   2,389
  Deferred revenues                                         7,839               6,829
  Accrued expenses and other accounts payable              14,417              12,607
                                                        ---------           ---------

Total current liabilities                                  24,543              21,825
                                                        ---------           ---------

Accrued severance pay                                       6,714               5,656
                                                        ---------           ---------

Total liabilities                                          31,257              27,481
                                                        ---------           ---------

SHAREHOLDERS' EQUITY:
  Ordinary shares of NIS 0.1 par value                        234                 234
  Additional paid-in capital                              137,898             135,327
  Treasury stock                                          (28,022)            (21,662)
  Accumulated other comprehensive income                     (129)                 55
  Retained earnings                                        26,627              33,605
                                                        ---------           ---------

Total shareholders' equity                                136,608             147,559
                                                        ---------           ---------

Total liabilities and shareholders' equity              $ 167,865           $ 175,040
                                                        =========           =========

*) Total cash and liquid investments                    $ 123,464           $ 130,742
                                                        =========           =========

                                             RADVISION LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                  Six months ended
                                                                                      June 30,
                                                                         ----------------------------------
                                                                               2008              2007
                                                                         ----------------  ----------------
                                                                                    Unaudited
                                                                         ----------------------------------
Cash flows from operating activities:
  Net income (loss)                                                         $ (6,946)         $  6,896
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                              1,916             1,843
    Accrued interest, amortization of premium and accretion of discount
      on marketable securities and bank deposits, net                            858              (141)
    Stock- based compensation                                                  2,571             2,664
    Gain on sale of property and equipment                                        (6)              -
    Tax benefit relating to loss carryforwards resulting from
      exercise of stock options                                                  -                (167)
    Increase in trade receivables, net                                          (616)           (4,859)
    Decrease in other accounts receivable and prepaid expenses                   657               864
    Decrease in inventories                                                      603               314
    Increase (decrease) in long-term prepaid expenses                            170            (1,788)
    Increase in deferred tax asset                                              (183)           (1,125)
    Decrease in trade payables                                                  (102)             (787)
    Increase (decrease) in deferred revenues                                   1,010            (1,584)
    Increase (decrease) in accrued expenses and other accounts payable         1,810            (2,375)
    Accrued severance pay, net                                                    42               303
                                                                            --------          --------

Net cash provided by operating activities                                      1,784                58
                                                                            --------          --------

Cash flows from investing activities:
  Proceeds from redemption of marketable securities                           38,382            26,631
  Purchase of marketable securities                                          (50,380)          (30,548)
  Proceeds from withdrawal of bank deposits                                   72,924            84,107
  Purchase of bank deposits                                                  (77,363)          (76,827)
  Purchase of property and equipment                                          (1,871)           (3,269)
  Proceeds from sale of property and equipment                                     6               -
                                                                            --------          --------

Net cash provided by (used in) investing activities                          (18,302)               94
                                                                            --------          --------

Cash flows from financing activities:
  Purchase of treasury stock                                                  (6,416)          (16,714)
  Issuance of Ordinary shares and treasury stock for
      cash upon exercise of options                                               24             5,950
  Tax benefit related to exercise of stock options                               -                 167
                                                                            --------          --------

Net cash used in financing activities                                         (6,392)          (10,597)
                                                                            --------          --------

Decrease in cash and cash equivalents                                        (22,910)          (10,445)
Cash and cash equivalents at beginning of period                              45,370            23,110
                                                                            --------          --------

Cash and cash equivalents at end of period                                  $ 22,460          $ 12,665
                                                                            ========          ========

Supplemental disclosure of non-cash flows from investing
  and financing activities:
  Receivables on account of shares                                           $   -            $     44
                                                                            ========          ========

Contact:
RADVISION
Adi Sfadia, Chief Financial Officer, +1 201-689-6340 cfo@radvision.com or
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                    (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: July 31, 2008